EXHIBIT 99.1

FIRST AMENDING AGREEMENT

First Amending Agreement (the "Amending Agreement") dated November 10, 2021 between Liminal BioSciences Inc. ("Purchaser") , Fairhaven Pharmaceuticals Inc. (the "Corporation"), The Royal Institution for the Advancement of Learning/McGill University (“McGill”), AMORCHEM, LIMITED PARTNERSHIP ("AmorChem LP"), Genesys Ventures III LP ("Genesys") and MSBI Valorisation Inc. (“MSBI”, collectively, with McGill, AmorChem LP and Genesys, the "Sellers") and each of Elizabeth Douville and Jamie Stiff solely in their capacity as Agents of the Sellers (as defined in the Share Purchase Agreement)

RECITALS:

(a)	Purchaser and Sellers have entered into a share purchase agreement dated July 17, 2020 (the "Share Purchase Agreement"); and
(b)

Purchaser and Sellers now wish to amend the Share Purchase Agreement as provided in this Amending Agreement in connection with the removal of the rights to purchase additional secured convertible debenture issued by the Corporation.

In consideration of the above and for other good and valuable consideration, the parties agree as follows:

Section 1	Defined Terms.

Capitalized terms used in this Amending Agreement that are not defined in it have the meanings given to them in the Share Purchase Agreement.

Section 2	Headings.

Section headings in this Amending Agreement are included for convenience of reference only and shall not constitute a part of this Amending Agreement for any other purpose.

Section 3	Amendment to Section 1.2 "Other Defined Terms." of the Share Purchase Agreement.

The words "Additional Secured Convertible Debentures" and "4.2(b)" in Section 1.2 of the Share Purchase Agreement are deleted as of the date of this Amending Agreement.

Section 4	Amendment to Section 4.2 "Secured Convertible Debentures." of the Share Purchase Agreement.

Section 4.2(b), including subparagraphs 4.2(b)(i) and 4.2(b)(ii) of the Share Purchase Agreement, is deleted as of the date of this Amending Agreement.

Section 5	Amendment to Section 11.4 "Additional Covenants of Purchaser." of the Share Purchase Agreement.
(a)	The words “or the Additional Secured Convertible Debentures, as the case may be,” in Section 11.4(a) of the Share Purchase Agreement are deleted as of the date of this Amending Agreement.

(b)	The words "or Section 4.2(b)" in Section 11.4(a) of the Share Purchase Agreement are deleted as of the date of this Amending Agreement.
(c)	The words "or upon conversion of the Additional Secured Convertible Debentures" in Section 11.4(b)(ii) of the Share Purchase Agreement are deleted as of the date of this Amending Agreement.
Section 6	Termination of Existing Debentures and Security Interest

For greater certainty, all rights with respect to each of the Initial Secured Convertible Debenture shall terminate and shall cease to exist and become null and void upon the issuance of equity securities upon conversion of each of the Initial Secured Convertible Debenture in full or repayment in full of the principal amount and any accrued interest by the Corporation. Any and all Security Interest granted by the Corporation in connection with each of the Initial Secured Convertible Debenture shall also be promptly removed as of the issuance of equity securities upon conversion of each of the Initial Secured Convertible Debenture

Section 7	Reference to and Effect on the Share Purchase Agreement.

On and after the date of this Amending Agreement, any reference to "this Agreement" in the Share Purchase Agreement and any reference to the Share Purchase Agreement in any other agreements will mean the Share Purchase Agreement as amended by this Amending Agreement. Except as specifically amended by this Amending Agreement, the provisions of the Share Purchase Agreement remain in full force and effect.

Section 8	Successors and Assigns.

This Amending Agreement becomes effective when executed by the undersigned. After that time, it will be binding upon and enure to the benefit of all of the parties to the Share Purchase Agreement and their respective successors, legal representatives and permitted assigns.

Section 9	Governing Law.

This Amending Agreement is governed by, and will be interpreted and construed in accordance with, the laws of the Province of Québec and the federal laws of Canada applicable therein.

Section 10	Counterparts.

This Amending Agreement may be executed (including by electronic means) in any number of counterparts, each of which (including any electronic transmission of an executed signature page) is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Amending Agreement.

[Remainder of page intentionally left blank. Signature page(s) follow.]

The parties have executed this Amending Agreement.

Liminal BioSciences Inc.
By:	/s/ Patrick Sartore
Name: Patrick Sartore
Title: President

/s/ Elizabeth Douville
Elizabeth Douville, solely in her capacity as Agent on behalf of the Sellers

/s/ Jamie Stiff
Jamie Stiff, solely in his capacity as Agent on behalf of the Sellers